May 16, 2019

William Heissenbuttel
Chief Financial Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, CO 80202

       Re: Royal Gold, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2018
           Filed August 9, 2018
           Response dated May 6, 2019
           File No. 001-13357

Dear Mr. Heissenbuttel:

       We have reviewed your May 6, 2019 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 29, 2019 letter.

Form 10-K for Fiscal Year Ended June 30, 2018

Item 1. Business
Our Operational Information, page 4

1. In your response to comment 1, you state that the net revenue measure reflects the revenue recognized under your stream and royalty agreements and the cost paid for metal delivered pursuant to your stream agreements and is more akin to gross profit. Please modify the title of this measure throughout your filings and releases to more properly reflect its nature and to avoid the implication that this is a measure of revenue, which would be gross of cost of sales. Please also ensure the title used makes clear that the measure excludes depreciation, depletion and amortization. Refer to SAB Topic 11:B.
 William Heissenbuttel
Royal Gold, Inc.
May 16, 2019
Page 2

       You may contact James Giugliano at (202) 551-3319, or Rufus Decker at
(202) 551-
3769, with any questions.



                                                        Sincerely,
FirstName LastNameWilliam Heissenbuttel
                                                        Division of Corporation
Finance
Comapany NameRoyal Gold, Inc.
                                                        Office of Beverages,
Apparel and
May 16, 2019 Page 2                                     Mining
FirstName LastName